UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2008
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑               Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐               No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Reports Financial Results for the Fourth Quarter of Fiscal 2007
Xinyu City, China and Sunnyvale, California, February 25, 2008 — LDK Solar Co., Ltd. (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, today reported its unaudited financial results for the fourth quarter ended December 31, 2007.
All financial results are reported in US dollars on a U.S. GAAP basis.
Fourth Quarter 2007 Financial Highlights:
•	Revenue of $192.8 million, up 21.4% quarter-over-quarter

•	Gross profit of $58.0 million, up 18.6% quarter-over-quarter

•	Net income of $49.2 million, or $0.44 per diluted ADS, up 18.2% quarter-over-quarter

•	Signed 9 long-term wafer supply agreements during the fourth quarter

•	Total wafer shipments increased 18.4% sequentially to 93.4MW in the fourth quarter
Net sales for the fourth quarter of fiscal 2007 were $192.8 million, up 21.4% sequentially from $158.7 million for the third quarter of fiscal 2007, and up 212% year-over-year from $61.9 million for the fourth quarter of fiscal 2006.
Gross profit for the fourth quarter of fiscal 2007 was $58.0 million, up 18.6% sequentially from $48.9 million for the third quarter of fiscal 2007, and up 119% year-over-year from $26.6 million for the fourth quarter of fiscal 2006. Gross profit margin for the fourth quarter of fiscal 2007 was 30.1% compared with 30.8% in the third quarter of fiscal 2007 and 42.9% in the fourth quarter of fiscal 2006.
Net income for the fourth quarter of fiscal 2007 was $49.2 million, or $0.44 per diluted ADS, compared to net income of $41.6 million, or $0.37 per diluted ADS for the third quarter of fiscal 2007.
The Company ended the fourth quarter of fiscal 2007 with $83.5 million in cash and cash equivalents.
“The fourth quarter closed a very strong year for LDK marked by record revenue and continued rapid growth,” stated Xiaofeng Peng, Chairman and CEO of LDK Solar. “During the year, we had a number of significant achievements. We exceeded our annual wafer production capacity target for 2007 by 5% to reach 420 MW. We also broadened our customer base by securing 16 long-term wafer supply contracts during the year. Our success is a testament not only to the quality of our wafers, but also to our strong customer relationships and our leading position amongst multicrystalline solar wafer manufacturers.
“As we enter 2008, we continue to experience strong demand for our wafers coupled with a significant backlog of long-term supply contracts. The construction on our new polysilicon plants is progressing as planned and we expect to enjoy further cost reductions and the advancement of our production processes in 2008.”
In accordance with its filing requirements, LDK expects to file its 20-F document which includes detailed financials for the full year 2007 in the second quarter of 2008.
Business Outlook
The following statements are based upon management’s current expectations. These statements are forward-looking, and actual results may differ materially. The Company undertakes no obligation to update these statements.
For the first quarter of fiscal 2008, LDK estimates its revenue to be in the range of $210 million to $220 million for wafer shipments of 98 MW to 104 MW. The Company also estimates fully diluted earnings per ADS to be in the range of $0.41 to $0.45. The first quarter is typically a seasonally slow period due to Chinese New Year holidays, and this year may have some impact from the severe snow storms.
For the full year 2008, LDK reiterates estimated revenue to be in the range of $960 million to $1.0 billion for wafer shipments of 510 MW to 530 MW. The Company also estimates polysilicon production to be in the range of 100MT to 350MT and gross margins of 26% to 31%.

Conference Call Details
The LDK Fourth Quarter teleconference and webcast is scheduled to begin at 6:00 p.m. Eastern Time (ET), on Monday, February 25, 2008. To listen to the live conference call, please dial 800-218-0713 (within U.S.) or 303-262-2175 (outside U.S.) at 5:50 p.m. ET on February 25, 2008. A live webcast of the call will be available on the company’s investor relations website at investor.ldksolar.com. An audio replay of the call will be available to investors through February 29, 2008, by dialing 800-405-2236 (within U.S.) or 303-590-3000 (outside U.S.) and entering the passcode 11108905#.

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Balance Sheet Information
(In US$’000, except share and per share data)

	12/31/2007	9/30/2007
Assets
Current assets
Cash and cash equivalents	83,470	125,858
Pledged bank deposits	135,950	106,840
Trade accounts receivable, net	3,767	8,666
Inventories, net	349,997	224,527
Prepayments to suppliers	138,193	183,467
Other current assets	29,825	9,561
Deferred income tax assets	546	—

Total current assets	741,748	658,919
Property, plant and equipment, net	336,763	224,477
Deposit for property, plant and equipments	151,233	136,870
Intangible asset, net	1,096	1,098
Land use rights	29,259	29,152
Inventories to be processed beyond one year, net	29,981	—
Prepayments to suppliers to be utilized beyond one year	18,994	10,626
Other financial assets	525	—
Deferred income tax assets	387	757

Total assets	1,309,986	1,061,899

Liabilities and shareholders’ equity
Current liabilities
Short-term bank borrowings	264,101	186,559
Trade accounts payable	18,032	23,044
Advance payments from customers	141,223	154,931
Accrued expenses and other payables	95,301	42,278
Other financial liabilities	3,357	—

Total current liabilities	522,014	406,812
Long-term bank borrowings, excluding current portions	25,125	29,967
Advance payments from customers — noncurrent	67,554	—
Other liabilities	2,222	2,280

Total liabilities	616,915	439,059
Shareholders’ equity
Ordinary shares: US$0.10 par value; 134,000,000 shares authorized; 106,044,700 shares issued and outstanding as of September 30, 2007 and December 31, 2007, respectively	10,604	10,604
Additional paid-in capital	486,253	482,419
Statutory reserve	18,697	3,623
Accumulated other comprehensive income	31,481	14,259
Retained earnings	146,036	111,935

Total shareholders’ equity	693,071	622,840

Total liabilities and shareholders’ equity	1,309,986	1,061,899

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Income Statement Information
(In US$’000, except per ADS data)

	For the 3 Months Ended
	12/31/2007	9/30/2007
Net sales	192,769	158,724
Cost of goods sold	(134,729)	(109,807)

Gross profit	58,040	48,917
Selling expenses	(210)	(348)
General and administrative expenses	(9,503)	(4,459)
Research and development expenses	(1,653)	(921)

Total operating expenses	(11,366)	(5,728)

Income from operations	46,674	43,189
Other income/(expenses):
Interest income	1,967	1,846
Interest expense	(3,060)	(2,650)
Foreign currency exchange gain/(loss), net	1,479	(2,041)
Government subsidy	1,956	662

Income before income tax	49,016	41,006
Income tax benefit	159	599

Net income available to ordinary shareholders	49,175	41,605

Net income per ADS, diluted	$0.44	$0.37

About LDK Solar
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, the company provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi province in the People’s Republic of China. The company’s office in the United States is located in Sunnyvale, California.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability, and marketability of its products; the future trading of the securities of the Company; the ability of the Company to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. These statements are based upon information available to LDK’s management as of the date hereof. Actual results may differ materially from the anticipated results because of certain risks and uncertainties. The press release also contains forward looking statements about the progress of LDK’s construction of its polysilicon plant. These statements are based on information available to LDK’s management today. Actual results may differ, including various factors which may delay or disrupt the plant’s construction and completion, including, poor weather, the risk of labor difficulties, construction difficulties or financing difficulties.
The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1-408-245-8801

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
	Name:	Jack Lai
	Title:	Chief Financial Officer

Date: February 26, 2008